FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
March 27, 2012

3.	News Release
March 27, 2012 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. reported financial results for the fourth quarter and year ended December 31, 2011.  Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
March 27, 2012

Per:	“Curtis Sikorsky”
Curtis Sikorsky, Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE

CARDIOME REPORTS 2011 RESULTS

Vancouver, Canada, March 27, 2012 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the fourth quarter and year ended December 31, 2011.  Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Summary Results for Fiscal 2011
We recorded a net loss of $27.9 million ($0.46 loss per share) for the year ended December 31, 2011, compared to a net income of $35.5 million ($0.58 income per share) for the year ended December 31, 2010. The net loss for fiscal 2011 was largely due to expenditures incurred on clinical development efforts, pre-clinical research projects and other normal operating costs. The net income for fiscal 2010 was largely due to recognition of a $30.0 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (iv) and revenue recognized from the payments from Merck in 2009 pursuant to the collaboration and license agreement.

Total revenue for fiscal 2011 was $1.5 million, a decrease of $64.6 million from $66.1 million in fiscal 2010.

Research and development (R&D) expenditures were $15.2 million for fiscal 2011, as compared to $15.3 million for fiscal 2010.  R&D expenditures consist of clinical development expenditures and research expenditures.  Clinical development expenditures for fiscal 2011 were $6.5 million, as compared to $10.5 million for fiscal 2010. The decrease of $4.0 million in expenditures was primarily due to reduced costs for vernakalant (iv) as a result of patient enrollment for the ACT 5 trial being suspended in Q4-2010, as well as reduced costs for our GED-aPC program as a result of a decision not to continue development of the technology unless additional funding can be obtained.  Research expenditures for fiscal 2011 were $8.7 million, as compared to $4.9 million for fiscal 2010.  The increase of $3.8 million in expenditures was primarily due to increased allocation of internal staff resources to pre-clinical product candidates as they advance in the pre-clinical process.

General and administration (G&A) expenditures for fiscal 2011 were $11.5 million compared to $12.9 million for fiscal 2010.  Amortization was $1.1 million for fiscal 2011, as compared to $1.2 million for fiscal 2010.  Interest expense for fiscal 2011 and 2010 was $2.2 million and $2.0 million, respectively.

Stock-based compensation, a non-cash item included in operating expenses, decreased to $1.9 million for fiscal 2011, as compared to $3.3 million for fiscal 2010.

Summary Results for the Fourth Quarter
Net loss for the fourth quarter of 2011 (Q4-2011) was $5.9 million ($0.10 loss per share), as compared to a net loss of $7.3 million ($0.12 loss per share) for the fourth quarter of 2010 (Q4-2010). The decrease in net loss of $1.4 million was largely due to reduced expenditures related to the clinical development of vernakalant (iv) in North America.

Total revenue for Q4-2011 and Q4-2010 was $0.4 million. R&D expenditures for Q4-2011 were $3.4 million, as compared to $4.4 million for Q4-2010.

G&A expenditures for Q4-2011 were $2.1 million, as compared to $2.7 million for Q4-2010. Interest expense for Q4-2011 and Q4-2010 was $0.6 million.

Liquidity and Outstanding Share Capital
At December 31, 2011, the Company had cash and cash equivalents of $48.6 million.  Subsequent to year end, we received an additional $25.0 million as an advance under our line of credit with Merck. As of March 26, 2012, the Company had 61,129,091 common shares issued and outstanding and 4,762,941 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $7.11 per share.

Conference Call
Cardiome will hold a teleconference and webcast on Tuesday, March 27, 2012 at 4:15pm Eastern (1:15pm Pacific). To access the conference call, please dial 877-670-9780 and reference conference 66616209. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 26, 2012. Please dial 855-859-2056 or 404-537-3406 and enter code 66616209 to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a research-based biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has particular expertise in ion-channel modulation and in diseases associated with ion-channel dysfunction, which can range from cardiovascular to cancer to neurological and CNS disorders. Cardiome has one marketed product, BrinavessTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.
Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.